Mail Stop 4561

September 8, 2006

Mr. Joseph Dunsmore
President and Chief Executive Officer
Digi International Inc.
11001 Bren Road East
Minnetonka, Minnesota 55343

>   **Re: Digi International**
>   **Form 10-K for Fiscal Year Ended September 30, 2005**
>   **Form 10-Q for Fiscal Quarter Ended June 30,2006**
>   **Forms 8-K filed during fiscal 2006**
>   **File No. 0-17972**

Dear Mr. Dunsmore:

        We have reviewed your response to our letter dated June 13, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis, pages 20

Operating Expenses, page 29

1.   Your response to prior comment number 1 from our letter dated June 13, 2006 indicates that your past acquisitions were principally made to extend your portfolio of hardware solutions. Separately, disclosure within Note 4 to your audited financial statements indicates that you have capitalized amounts as "purchased and core technology." Describe for us the nature of the "purchased and core technology" acquired and how this

technology is utilized within your hardware product sales. Explain your basis for concluding that the amortization related to this technology does not represent a cost of revenue.

Non-GAAP Financial Measures, page 22

2.   We note your response to prior comment number 2 from our letter dated June 13, 2006. As indicated in our prior comment, it is not appropriate to describe an item as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or thee was a similar charge or gain within the prior two years. We note that there have been items that materially impacted your income tax expense and effective tax rate in 2003, 2005 and 2006. Additionally, the nature of income taxes and the related accounting appears to be such that is reasonably likely that similar charges or gains will recur within two years. In view of these considerations, we do not agree with your conclusion that it is appropriate to describe the tax-related items identified in your non-GGAP measures as being unusual.

3.   We have considered your response to prior comment number 3 from our letter dated June 13, 2006, as well as the existing disclosure in your 10-K. Since your non-GAAP measures performance measures that exclude recurring items, you must meet the burden of demonstrating the usefulness of the measures. As currently presented, the disclosure accompanying your measures does not appear to meet this burden. In this regard, we note the following:

- Although you indicate you use the measures to monitor and evaluate ongoing operating results and trends and to gain an understanding of the comparative operating performance of the company, you do not provide any substantive disclosure explaining how the measures help you monitor, evaluate or understand your company.

- You do not appear to provide any substantive disclosure that describes the economic substance behind your decision to use the measures.

- You do not appear to provide any substantive discussion of the material limitations associated with the use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measure. In this regard, note that cautionary language informing readers that your non-GAAP measures are not substitutes for complete GAAP measures does not represent a substantive discussion of the material limitations of the measures.

- You do not appear to have provided any substantive discussion of the manner in which you compensate for the limitations of the measures.

- You do not appear to provide substantive discussion of the reasons why you believe the measures are useful to investors. In this regard, you do not explain why it is useful to investors to evaluate your operating results and corporate performance without including the impact of your capital structure or the method by which assets were acquired. Separately, you do not explain why it is reasonable to include the revenue stream from acquired entities but exclude material costs of acquiring those revenue streams.

In the event you chose to provide similar measures in filed documents, carefully consider this comment and related guidance under the responses to questions 8 and 15 from Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. At such as you file any documents that include similar measures, we may have further comment. Please note, similar considerations may apply to information furnished under Item 2.02 of Form 8-K, including presentations that eliminate the impact of stock based compensation.

Financial Statements

Notes to Consolidated Financial Statements

Note 6. Segment Information and Major Customers, page 59

4.   We note your response to prior comment number 5 from our letter dated June 13, 2005. We further note the following:

- Your revised reporting structure provides information for a single reportable segment only, and therefore does not provide any meaningful information regarding sales by product;

- The revised information reviewed by your the CODM identifies revenues recognized from several different product offerings or categories; and,

- Discussion in your MD&A indicates that changes in sales levels and profit margins for various products or product categories have materially impacted your historical results.

In view of these factors, it appears that the disclosure of revenue from external customers from each product or similar group of products is required. See SFAS 131, par. 37.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Financial Statements

Notes to the Financial Statements

Note 8. Income Taxes, page 12

5.   We note your disclosure regarding tax benefits recorded during the third quarter of fiscal year 2006. Describe for us, in reasonable detail, the facts and circumstances surrounding

each of the tax matters identified. As part of your response, provide a timeline of significant events related to each of the matters. Explain your basis for concluding that recognition in the third quarter of fiscal year 2006 was appropriate.

Note 11 Segment Information, page 14

6.   Disclosure under this footnote indicates, in part, that you have a single operating segment. However, the information provided to us in response to prior comment number 7 from our letter dated June 30, 2006 includes discrete financial information related to you Rabbit operations. As a result, it appears that you have multiple operating segments. Explain to us why you believe your disclosure regarding the number of operating segments you have is consistent with the reports you have provided. Additionally, explain, in reasonable detail, why you believe the segment information you have provided complies with SFAS 131, paragraphs 10 through 25. To the extent that operating segments have been aggregated, explain how you have evaluated the criteria of SFAS 131, par. 17.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

     You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

                                        Sincerely,

                                        Brad Skinner
                                        Accounting Branch Chief

Mr. Joseph Dunsmore
Digi International
September 8, 2006